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                          September 29, 2020

       Sven-Olof Lindblad
       President and Chief Executive Officer
       LINDBLAD EXPEDITIONS HOLDINGS, INC.
       96 Morton Street, 9th Floor
       New York, New York 10014

                                                        Re: LINDBLAD
EXPEDITIONS HOLDINGS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2020
                                                            File No. 333-248960

       Dear Mr. Lindblad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Daniel R. Breslin